082-04545



Open Joint-Stock Company «Uralsvyazinform»
11, Moskovskaya St., Ekaterinburg 620014 Russia
Tel.: + 7 343 376-20-00, Fax: + 7 343 379-12-90
E-mail: usi@gd.usi.ru, Internet: www.uralsviazinform.com

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street N.E., Room 3628
Washington, D.C. 20549
U. S. A.

Our reference # 09-27/7211

Date 28.06.2010


SEC MAIL PROCESSING
RECEIVED
JUL - 1 2010
WASH, DC
193
SECTION


10016021

SUPPL

**Uralsvyazinform, Russia**
**ADR: UVYZY, UVYPY**
**CUSIP 916887102**

Dear Sirs,

In connection with Uralsvyazinform's annual general meeting of shareholders, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities and Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12(g)3-2(b)(1)(iii), enclosed please find the information on corporate actions concerning annual general meeting of shareholders dd. June 23, 2010.
Also, you can find the information concerning annual general meeting of shareholders on the English site of the Company http://ir.u-tel.com/.

*Please, could you confirm the receipt of the present letter and the attachments by sealing its copy (attached herewith) and sending it to us by fax +7 (343) 379-12-90. Thank you.*

Sincerely yours,

Dmitry A. Zaichko
Head of Equity and IR Department

Enclosures:
1. Press-release on annual general meeting of shareholders dd. June 23, 2010

dlw 7/5

uralsvyazinform

620014, Russia, Ekaterinburg, street Moscow, 11
Ph.: (343 376-20-00, the Fax: (343 379-12-90
www.usi.ru

# SHAREHOLDERS HAVE APPROVED THE JOINING OF "URALSVYAZINFORM" TO "ROSTELECOM"

**"Uralsvyazinform" (RTS and the Moscow Interbank Currency Exchange: URSI/URSIP, ADR: UVYZY/UVYZYP) – the universal telecommunication company of the Ural federal district and the Perm region –presents the preliminary results of annual general shareholders' meeting.**

**Shareholders approved the reorganization of "Uralsvyazinform" in the form of joining to "Rostelecom"**, approved the Contract on joining and the Transfer certificate. Contract includes the following converting of "Uralsvyazinform" shares to "Rostelecom" ones:

- 87,341 placed ordinary shares of "Uralsvyazinform", a book-value is RUR 0.12, are converted to one additional ordinary share of "Rostelecom" with a book-value 0,0025 roubles each;
- 111,602 placed preference shares of "Uralsvyazinform", a book-value is RUR 0.12, are converted to one additional ordinary share of "Rostelecom" with a book-value 0,0025 roubles each.

To participate in voting for reorganization, the shareholders possessing in aggregate of 70.68 % from voting (ordinary and preference) actions were registered. For reorganization 97.86 % of shares have voted.

**The general director of "Svyazinvest", the chairman of "Uralsvyazinform" Board of directors Evgeny Yurchenko** thanked shareholders for support in creation of the united national operator on the basis of "Rostelecom" which will be the goal of merging the inter-regional companies of communication. As he said, as a result of reform under the aegis of the state the world's largest telecommunication company by the size of networks, by territory coverage will be created. After merging there will be the integrated competitive company rendering a full scale of services – fixed and a mobile communication, data transmission and Internet access. It is possible to predict, that incorporated "Rostelecom" will enter into ten the largest companies of Russia in capitalization.

Creation of united national communication company on the basis of "Rostelecom" gives the big possibilities – for the state, for shareholders, for labour collectives and for subscribers, as **the general director of OJSC"Uralsvyazinform" Sergey LUKASH considers**. The State will strengthen its positions in strategic branch. It is important for shareholders, that securities of the incorporated company will raise the liquidity and the status among «blue counters». Advantages to subscribers consist that at the expense of uniting of networks, technical, investment, intellectual resources reliability and quality of services will raise, new services and technologies will take root more actively. At last, successful business is a source of well-being of the company's staff.

According to the agenda **shareholders approved the annual report, the annual accounting reporting, including the report on profits and losses of company (profit and loss statement), and also profit distribution of company (including payout of dividends) by results of accounting 2009.**

Meeting of shareholders the following decision on distribution of net profit of Open Society "Uralsvyazinform" for 2009 is accepted:

- payout of dividends for preference shares – RUR 406 896 923 (10 % from net profit);
- payout of dividends for ordinary shares – RUR 610 350 084 (15 % from net profit);
- increase in own capital of the company – RUR 3 051 687 371 (75 % from net profit).

Dividends under company actions are confirmed next size:

- RUR 0.051927 on one preference share (+51.9 % to level of 2008);
- RUR 0.018897 on one ordinary action (+51.9 % to level of 2008).

As results of voting in Open Society "Uralsvyazinform" **Board of directors** 11 persons are selected:

**BATMANOV Mikhail Vladimirovich,** the deputy director of department for corporate governance and legal maintenance of "Svyazinvest";
**GOLUBITSKY Bogdan Ivanovich**, the chief executive – the director of department for economic planning and budgeting of "Svyazinvest";
**DUDCHENKO Vladimir Vladimirovich,** the director for operations of the Moscow representation of NCH Advisors, Inc.;
**KOROLEVA Olga Grigorevna**, the chief accountant of "Svyazinvest";
**KULIKOV Denis Viktorovich**, the chief executive of Association for protection of the investors rights;
**LEBEDEV Eduard Vasilevich**, the adviser of the general director of "Uralsvyazinform";
**LUKASH Sergey Alekseevich**, the general director of "Uralsvyazinform";
**MILYUKOV Anatoly Anatolevich**, the executive vice-president «GPB» (Open Society);
**PROVOTOROV Alexander Jurevich**, the first assistant to the general director of "Svyazinvest";
**UMNOVA Elena Vladimirovna**, the deputy general director of "Svyazinvest";
**YURCHENKO Evgeny Valerevich**, the general director of "Svyazinvest".

"Uralsvyazinform" **revision committee** is formed:

**ARHIPOVA Irina Aleksandrovna**, the deputy director of department of economic planning and budgeting of "Svyazinvest";
**VEREMYANINA Valentina Fedorovna**, the chief executive – the director of corporate governance and legal maintenance department of "Svyazinvest";
**VORONKOVA Svetlana Fedorovna**, the main expert of department of the accounting, tax and statistical account of "Svyazinvest";
**DEGTYARYOVA Elena Petrovna**, the main expert of department of intermediate term planning of "Svyazinvest";
**LUNINA Anna Sergeevna**, the main expert of department of a corporate governance and legal maintenance of "Svyazinvest";
**TOPOLYA Ivan Vladimirovich**, the deputy chief accountant of "Svyazinvest";
**TCHERNIKOVA Tamara Alekseevna**, the deputy director of the finance department of "Svyazinvest".

**KPMG has been confirmed as the auditor** of the company for annual obligatory audit of book keeping and the accounting (financial) reporting according to the RAS and IAS (it is earlier recognised as the winner of competition among the auditor organizations).
**Decisions of shareholders meeting** also includes changes to the Charter of "Uralsvyazinform" and Charter of Board of directors.

_______________.

*If you had any questions, please, address in department on work with investors* of the company *on bodies. (+7 343 376 2166, or on e-mail: investor@gd.usi.ru.*

*The additional actual information on the company you can find on a site www.usi.ru, in free access to System of complex disclosing of the information the SREEN "Emitter" - www.skrin.ru, and also on company pages in systems Bloomberg URSI_RU and Reuters URSI.RTS.*

**Department of communications with investors**
**Ph.: (343 376-21-66**
**Fax: (343 379-19-86**
***investor@gd.usi.ru***